SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neuberger Berman High Yield Strategies Fund Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 987,417
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 987,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%[1]
12	TYPE OF REPORTING PERSON PN; IA

[1] The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 19,540,585 shares of common stock outstanding as of October 31, 2014 as disclosed in the Company's Certified Shareholder Report on Form N-CSR filed on January 8, 2015.

CUSIP No. 64128C106	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 987,417
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 987,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%[1]
12	TYPE OF REPORTING PERSON IN

[1] The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 19,540,585 shares of common stock outstanding as of October 31, 2014 as disclosed in the Company's Certified Shareholder Report on Form N-CSR filed on January 8, 2015.

CUSIP No. 64128C106	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Neuberger Berman High Yield Strategies Fund Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 605 Third Avenue, 2nd Floor, New York, NY 10158.

Item 2(a).	NAME OF PERSON FILING

This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons') with respect to the ownership of the shares of Common Stock (as defined in Item 2(d)) by Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II"), Saba Capital Leveraged Master Fund Ltd. ("SCLMF") and Saba Capital Series LLC Series 1 ("SCS").[2]

The Reporting Persons have entered into a Joint Filing Agreement, dated September 2, 2014, a copy of which is filed as Exhibit 1 to the initial Schedule 13G filed by the Reporting Persons with respect to the Common Stock of the Company, pursuant to which the Reporting Persons have agreed to file the initial statement and any subsequent amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

2 Saba Capital is the investment manager of SCMF, SCMF II, SCLMF and SCS and by virtue of such status may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II, SCLMF and SCS. Saba Capital Management GP, LLC (“Management”) is the general partner of Saba Capital and as a result may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II, SCLMF and SCS. Boaz R. Weinstein is a member of Management and has voting and investment power with respect to the securities held by SCMF, SCMF II, SCLMF and SCS and may be deemed to be a beneficial owner of the securities held by SCMF, SCMF II, SCLMF and SCS.

CUSIP No. 64128C106	13G/A	Page 5 of 7 Pages

Item 2(c).	CITIZENSHIP

Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER

64128C106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

CUSIP No. 64128C106	13G/A	Page 6 of 7 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64128C106	13G/A	Page 8 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

SABA CAPITAL Management, L.P.

By: /s/ Robert K. Simonds
Name: Robert K. Simonds
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Robert K. Simonds
Title: Attorney-in-fact